Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-260652

Prospectus Supplement No. 2

(To Prospectus dated November 12, 2021)

Wallbox N.V.

This prospectus supplement updates, amends and supplements the prospectus dated November 12, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-260652). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with our unaudited fourth quarter and full year 2021 financial results, which are set forth below. Additionally, we announced we sold approximately 44,000 chargers in the fourth quarter ended December 31, 2021, an increase of 128% compared to the fourth quarter of 2020, and 129,000 chargers in the full year ended December 31, 2021, an increase of 261% compared to the full year 2020. We also clarified that the 66,000 year-to-date units delivered reported in Q3 represented units into Europe only. On a global basis, Q3 year-to-date units was approximately 85,000 chargers.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Wallbox N.V.’s Class A ordinary shares and warrants are quoted on the New York Stock Exchange under the symbol “WBX” and WBXWS, respectively. On March 15, 2022, the closing price of our Class A ordinary share was $12.12, and the closing price for our warrants was $3.27.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 16 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 16, 2022.

Consolidated Statement of Profit or Loss

(Unaudited, in thousands €)

	For the Year Ended,		For the Quarter Ended,
	December 31,		December, 31
	2021	2020	2021
Consolidated Statement of Profit or Loss Data
Revenue	€71,579	€19,677	€25,939
Change in inventories and raw materials and consumables used	€(44,253)	€(10,574)	€(16,410)
Employee benefits	€(30,846)	€(9,806)	€(9,577)
Other operating expenses	€(45,905)	€(8,192)	€(27,668)
Amortization and depreciation	€(8,483)	€(2,379)	€(2,957)
Other income	€656	€289	€(22)
Operating loss	€(57,254)	€(10,984)	€(30,696)

Cash and Cash Equivalents

(Unaudited, in thousand €)

	Year Ended December 31
	2021	2020
Cash and cash equivalents at 31 December	€113,865	€22,338
Financial Investments at 31 December (1)	€56,981	€239
Cash , cash equivalents and Financial Investments at 31 December	€170,846	€22,577

(1)	Financial Investments are included on Other current financial assets

Investments in PP&E and Long-term Borrowing

(Unaudited, in thousands €)

	For the Year Ended, December 31,
	2021	2020
Investments in Property, plant and equipment and Intangible Assets
Property, plant and equipment	€19,851	€4,029
Intangible assets -excluding R&D (salaries capitalized)	€2,213	€5,895

Total Investments in Property, plant and equipment and Intangible Assets	€22,065	€9,924
Total Loans and Long-term borrowings	€17,602	€9,744